Fidelity INVESTMENTS

December 10, 2007

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2007 – June 30, 2008

To Whom it May Concern,

In follow-up to the September 27, 2007 filing of the lead bond insurance policy for the Fidelity Investments Mutual Funds (Accession Number 0000880195-07-000344), we submit herewith copies of the following bond policies that provide coverage excess of the referenced lead policy:

1. ACE American Insurance Company Policy No. DOX G21661612-002
   Participation: 15M x 25M Lead

2. Lloyd's Policy No. FB0704541
   Participation: 10M x 40M

3. Endurance Specialty Insurance Ltd. Policy No. P006738002
   Participation: 15M x 50M

Copies of additional bond insurance policies that have not been issued yet will be filed upon receipt.

Please contact me at 617-563-0386 with any questions.

Sincerely,

Peter B. Burd, Vice President
Fidelity Insurance & Risk Management

☒ ACE American Insurance Company
☐ Westchester Fire Insurance Company

Excess Liability Insurance Policy Declarations

This Policy is issued by the stock insurance company listed above (herein "Insurer").

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No. DOX G21661612 002

Item 1. Insured Company: **ALL FIDELITY FUNDS**

Principal Address: **82 Devonshire Street**
Mailstop V11D
Boston, MA 02109

Item 2. Coverages Provided: Excess Mutual Fund Concentric Bond Program

Item 3. Followed Policy:

Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.

Policy number 00596516

Item 4. Policy Period

From 12:01 A.M. 07/01/2007 To 12:01 A.M. 07/01/2008
(Local time at the address shown in Item 1.)

Item 5. Aggregate Limit of Liability:

$15,000,000 for all Loss under all Coverages combined.

Item 6. Premium:

$ [redacted]

Discovery Period Premium: 150% of the Policy Period Premium

Item 7. **NOTICE TO INSURER**

A. Notice of Claim, Wrongful Act or Loss:

ACE USA, Professional Risk
Attention: Claims Unit
140 Broadway, 40th Floor
New York, NY 10005

B. All other notices:

ACE USA, Professional Risk
Attention: Chief Underwriting Officer
140 Broadway, 40th Floor
New York, NY 10005

Item 8. Schedule of Underlying Policies:

Insurer	Policy Number	Limits	Primary or Excess	Policy Period
National Union Fire Insurance Company of Pittsburgh, Pa.	00596516	$25,000,000	Primary	07/01/07 – 07/01/08

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Date:________________________
MO/DAY/YR.

____
Authorized Representative

☐ ACE American Insurance Company
☐ Westchester Fire Insurance Company

Excess Liability Insurance Policy

I. INSURING CLAUSE

In consideration of the payment of the premium and in reliance upon all statements made in the application including the information furnished in connection therewith, and subject to all terms, definitions, conditions, exclusions and limitations of this policy, the Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Policy, except as otherwise provided herein.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after the insurers of the Underlying Policies shall have paid, in the applicable legal currency, the full amount of the Underlying Limit and the Insureds shall have paid the full amount of the uninsured retention, if any, applicable to the primary Underlying Policy. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations, which shall be the maximum aggregate liability of the Insurer under this policy with respect to all Loss on account of all Claims in the Policy Period irrespective of the time of payment by the Insurer.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the insurers of the Underlying Policies paying, in the applicable legal currency, Loss otherwise covered hereunder, then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

C. Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits. The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer.

III. DEFINITIONS

A. The terms "Claim" and "Loss" have the same meanings in this policy as are attributed to them in the Followed Policy. The terms "Insurer", "Followed Policy", "Underlying Policies", "Policy Period" and "Aggregate Limit of Liability" have the meanings attributed to them in the Declarations.

B. The term "Insureds " means those individuals and entities insured by the Followed Policy.

C. The term "Policy Period" means the period set forth in Item 4 of the Declarations, subject to prior termination.

D. The term "Underlying Limit" means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policy.

IV. UNDERLYING INSURANCE

A. This policy is subject to the same representations as are contained in the Application for any Underlying Policy and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and except as otherwise provided herein) as are contained in or as may be added to the Followed Policy and, to the extent coverage is further limited or restricted thereby, to any

other Underlying Policies. In no event shall this policy grant broader coverage than would be provided by any of the Underlying Policies.

B. It is a condition of this policy that the Underlying Policies shall be maintained in full effect with solvent insurers during the Policy Period except for any reduction or exhaustion of the aggregate limits contained therein by reason of Loss paid thereunder (as provided for in Section II (B) above). If the Underlying Policies are not so maintained, the Insurer shall not be liable under this policy to a greater extent than it would have been had such Underlying Policies been so maintained.

C. If during the Policy Period or any Discovery Period the terms, conditions, exclusions or limitations of the Followed Policy are changed in any manner, the Insureds shall as a condition precedent to their rights to coverage under this policy give to the Insurer written notice of the full particulars thereof as soon as practicable but in no event later than 30 days following the effective date of such change. This policy shall become subject to any such changes upon the effective date of the changes in the Followed Policy, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

D. As a condition precedent to their rights under this policy, the Insureds shall give to the Insurer as soon as practicable written notice and the full particulars of (i) the exhaustion of the aggregate limit of liability of any Underlying Policy, (ii) any Underlying Policy not being maintained in full effect during the Policy Period, or (iii) an insurer of any Underlying Policy becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

V. GENERAL CONDITIONS

A. Discovery Period Premium: If the Insureds elect a discovery period or extended reporting period ("Discovery Period") as set forth in the Followed Policy following the cancellation or non-renewal of this policy, the Insureds shall pay to the Insurer the additional premium set forth in Item 6 of the Declarations.

B. Application of Recoveries: All recoveries or payments recovered or received subsequent to a Loss settlement under this policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Insureds and the Insurer, provided always that the foregoing shall not affect the time when Loss under this policy shall be payable.

C. Notice: All notices under this policy shall be given as provided in the Followed Policy and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

D. Cooperation: The Insureds shall give the Insurer such information and cooperation as it may reasonably require.

E. Claim Participation: The Insurer shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

F. Changes and Assignment: Notice to or knowledge possessed by any person shall not effect waiver or change in any part of this policy or stop the Insurer from asserting any right under the terms of this policy. The terms, definitions, conditions, exclusions, and limitations of this policy shall not be waived or changed, and no assignment of any interest under this policy shall bind the Insurer, except as provided by endorsement issued to form a part hereof, signed by the Insurer or its authorized representative.

G. Headings: The descriptions in the headings and sub-headings of this policy are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

© ACE USA, 2005

SIGNATURES

Named Insured			Endorsement Number
ALL FIDELITY FUNDS			1
Policy Symbol: DOX	Policy Number: G21661612 002	Policy Period: 07/01/2007 to 07/01/2008	Effective Date of Endorsement: 07/01/2007
Issued By (Name of Insurance Company): ACE American Insurance Company			

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BANKERS STANDARD FIRE AND MARINE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BANKERS STANDARD INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE INDEMNITY INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE AMERICAN INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE PROPERTY AND CASUALTY INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

INSURANCE COMPANY OF NORTH AMERICA
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

PACIFIC EMPLOYERS INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE FIRE UNDERWRITERS INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

George D Mulligan
GEORGE D. MULLIGAN, Secretary

JOHN J. LUPICA, President

WESTCHESTER FIRE INSURANCE COMPANY
1325 Avenue of the Americas, 19th Floor, New York, NY 10019

George D Mulligan
GEORGE D. MULLIGAN, Secretary

Dennis A. Crosby Jr.
DENNIS A. CROSBY, JR., President

Authorized Agent

CC-1K11a (02/05) Ptd. In U.S.A.

© ACE USA, 2005

PAGE 6/41 * RCVD AT 12/11/2007 9:02:05 AM [Eastern Standard Time] * SVR:FAXBOSFM01WIN/3 * DNIS:3852408 * CSID: * DURATION (mm-ss):09-36

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
ALL FIDELITY FUNDS			2
Policy Symbol DOX	Policy Number G21661612 002	Policy Period 07/01/2007 to 07/01/2008	Effective Date of Endorsement 07/01/2007
Issued By (Name of Insurance Company) ACE American Insurance Company			

Excess Endorsement

In consideration of the premium paid, Section IV, Underlying Insurance, subsection C is amended by adding the following:

If the terms, definitions, conditions, exclusions or limitations of the Followed Policy are changed in any manner during the Policy Period of this policy, or differ in any respect from the binders for such Followed Policy,

1. It is a condition precedent to coverage under this policy that the Insureds give to the Insurer written notice as soon as practicable of the full particulars thereof. If such written notice is not provided, such changes shall not apply to this Policy. If such written notice is provided,
2. Such changes shall apply to this policy upon the effective date of the changes to the Followed Policy only if the Insureds pay any reasonable additional premium required by the Insurer.

All other terms and conditions remain unchanged.

Authorized Representative

© ACE USA, 2003

SERVICE OF SUIT ENDORSEMENT

Named Insured			Endorsement Number
ALL FIDELITY FUNDS			3
Policy Symbol: DOX	Policy Number: G21661612 002	Policy Period: 07/01/2007 to 07/01/2008	Effective Date of Endorsement: 07/01/2007
Issued By (Name of Insurance Company): ACE American Insurance Company			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Information about service of "suits" upon us is given below. Service of process of "suits" against us may be made upon the following person, or another person we may designate:

Saverio Rocca, Assistant General Counsel
ACE USA Companies
P.O. Box 1000
436 Walnut Street, WA04K
Philadelphia, PA 19106

The person named above is authorized and directed to accept service of process on our behalf in any action, "suit" or proceeding instituted against us. If you request, we will give you a written promise that a general appearance will be entered on our behalf if a "suit" is brought.

If you request, we will submit to the jurisdiction of any court of competent jurisdiction. We will accept the final decision of that court or any Appellate Court in the event of an appeal.

The law of some jurisdictions of the United States of America require that the Superintendent, Commissioner or Director of Insurance (or their successor in office) be designated as our agent for service of process. In these jurisdictions, we designate the Director of Insurance as our true and lawful attorney upon whom service of process on our behalf may be made. We also authorize the Director of Insurance to mail process received on our behalf to the company person named above.

If you are a resident of Canada, you may also serve "suit" upon us by serving the government official designated by the law of your province.

NOTHING HEREIN CONTAINED SHALL BE HELD TO VARY, ALTER, WAIVE OR EXTEND ANY OF THE TERMS, CONDITIONS, OR LIMITATIONS OF THE POLICY TO WHICH THIS ENDORSEMENT IS ATTACHED OTHER THAN AS ABOVE STATED.

Authorized Representative

XS-1U96e (02/05)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
ALL FIDELITY FUNDS			4
Policy Symbol: DOX	Policy Number: G21661612 002	Policy Period: 07/01/2007 to 07/01/2008	Effective Date of Endorsement: 07/01/2007
Issued By (Name of Insurance Company): ACE American Insurance Company			

Absolute Tie In of Limits Endorsement

It is agreed that Section II, Limits of Liability, is amended by adding the following subsection:

- Notwithstanding any of the terms of this Policy which might be construed otherwise, the maximum aggregate liability of the Insurer and any of its affiliates under this Policy and all other policies listed below, or any direct or indirect renewal or replacement thereof ("Other Policies"), combined, shall be $15,000,000. This is a sublimit which further limits and does not increase the Insurer's Limit of Liability otherwise set forth under this Policy or the Other Policies.

Other Policies:

Insurance Company	Named Insured	Policy Number
Illinois Union Insurance Company	FMR Corp.	EON G21661946 005
ACE American Insurance Company	FMR Corp. (All Fidelity Funds)	DOX G21661909 005

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

© ACE USA, 2004

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
ALL FIDELITY FUNDS			5
Policy Symbol DOX	Policy Number G21661612 002	Policy Period 07/01/2007 to 07/01/2008	Effective Date of Endorsement 07/01/2007
Issued By (Name of Insurance Company) ACE American Insurance Company			

Underlying Insurer or Insureds Liable to Pay Endorsement

It is agreed that this Policy is amended as follows:

A. The first sentence of Section II, Limit of Liability, subsection A, is deleted in its entirety and the following is inserted:

It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies; or
2. the Insureds: (a) pursuant to an agreement with the insurer(s) of the Underlying Policies; or (b) because of the financial insolvency of the insurer(s) of the Underlying Policies;

shall have paid, in the applicable legal currency, the full amount of the Underlying Limit and the Insureds shall have paid the full amount of the uninsured retention, if any, applicable to the primary Underlying Policy. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy, the Followed Policy, or any Underlying Policy, in determining whether any Loss is covered under this Policy. Any payments by the Insureds shall be subject to the same terms and conditions for any such payments by the insurer(s) of the Underlying Policies. Any such payments by the Insureds in any Claim shall not be recognized as reducing or exhausting the Underlying Limits for any other Claim.

B. Section II, Limit of Liability, subsection B, is deleted in its entirety and the following is inserted:

In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the insurer(s) of the Underlying Policy paying, or the Insureds, pursuant to subsection A above, paying, in the applicable legal currency, Loss otherwise covered hereunder, then this Policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this Policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy, the Followed Policy, or any Underlying Policy, in determining whether any Loss is covered under this Policy. Any payments by the Insureds shall be subject to the same terms and conditions for any such payments by the insurer(s) of the Underlying Policies. Any such payments by the Insureds in any Claim shall not be recognized as reducing or exhausting the Underlying Limits for any other Claim.

© 2006

C. Section IV, Underlying Insurance, is amended by adding the following subsection:

- Notwithstanding anything in this Policy to the contrary, in the event any insurer of an Underlying Policy reaches an agreement with the Insureds for such insurer to pay covered Loss in an amount less than such insurer's limit of liability, the Insurer of this Policy shall not be liable for any greater percentage of Loss under this Policy than such insurer of such Underlying Policy is liable for, subject to the Aggregate Limit of Liability set forth in the Declarations and the remaining terms and conditions of this Policy. The Insureds agree to provide to the Insurer of this Policy a copy of such agreement. The Insurer of this Policy shall recognize payment by the Insureds pursuant to an agreement between the Insured and the insurer(s) of the Underlying Policies only if such agreement is limited to issues of coverage under such Underlying Policies, and no other coverage issues, premium amounts, terms or conditions of any other policy.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

© 2006

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
ALL FIDELITY FUNDS			6
Policy Symbol DOX	Policy Number G21661612 002	Policy Period 07/01/2007 to 07/01/2008	Effective Date of Endorsement 07/01/2007
Issued By (Name of Insurance Company) ACE American Insurance Company			

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims.

All other terms and conditions of policy remain unchanged.

Authorized Agent

ace usa

U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

ACE Producer Compensation
Practices & Policies

ACE believes that policyholders should have access to information about ACE's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

ALL-20887 (10/06)

Policy Number: FB0704541

COPY

Lloyd's Policy

The Members of each syndicate whose syndicate number is shown in the definitive list of Lloyd's participations attached agree to (re)insure the (re)insured against loss as provided by the terms of this Policy.

The Members of a syndicate shown in the list have, as a syndicate, underwritten the proportion of this Policy shown next to the syndicate number. Individually, each member of a syndicate has underwritten a share of the syndicate's proportion. Each member's liability under the Policy is several for that member's share alone and not joint for the other members' shares. No member is responsible for the liability under the Policy of any other member (whether in the same syndicate or any other syndicate). Further, no member is responsible for the liability of any other (re)insurer that may underwrite this Policy.

The identity of each member of each syndicate and their respective shares may be obtained from the Lloyd's Policy Signing Office (LPSO).

If any terms, clauses or conditions are unclear you are advised to contact your broker immediately.

This Policy is signed by the General Manager of Lloyd's Policy Signing Office on behalf of each of the subscribing Members.

FOR ... LLOYD'S POLICY SIGNING OFFICE EMBOSSMENT APPEARS HERE ON ORIGINAL DOCUMENT LLOYD'S POLICY ...

LMA3044A (14.02.07) Form approved by Lloyd's Market Association

Policy Number: FB0704541

Attaching to and forming part of Policy No B0823FB0704541:

Aon Professional Risks Lines Clause

This Insurer Policy shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Insurer Policy.

This Insurer Policy being for 100%, Underwriters hereon accept their pro rata proportion of:

(i) any loss, whether total or partial;

(ii) associated expenses, if any, and

(iii) the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Insurer Policy.

The percentages signed in the Table are percentages of 100% of the amount(s) of insurance stated herein.

823AON00348

Policy Number: FB0704541

SCHEDULE

Policy or Certificate Number: **B0823FB0704541**

The Name of the Assured:

ALL FIDELITY FUNDS AND AS MORE FULLY DESCRIBED IN THE UNDERLYING PRIMARY POLICY UNDERWRITTEN BY AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY.

The Address of the Assured:

82 Devonshire Street
Mailstop VIID
Boston
Massachusetts 02109
United States of America

The Risk:

Excess Financial Institutions Bond only as further described in the underlying policy issued by AISLIC.

The Interest:

Excess Financial Institutions Bond only as further described in the underlying Primary policy issued by AISLIC

The Location:

U.S.A.

The Sum Insured:

USD10,000,000 any one loss/claim and in the aggregate for the period

Excess of:

USD40,000,000 any one loss/claim and in the aggregate for the period

Which in turn is in excess of various deductibles as detailed more fully in the underlying Primary AISLIC Policy Number 599-62-63

The Premium:

USD[redacted]plus USD[redacted] in respect of TRIEA
Total: [redacted]

Policy Number: FB0704541

The Period of Insurance:

From: 1 July 2007

To: 1 July 2008

both days at 12:01am Local Standard Time at the Principal Address of the Assured and for such further period or periods as may be mutually agreed upon

Dated in London: 24 August 2007

04/09/2006
LMA3045

Policy Number: FB0704541

Schedule

Type	Excess Financial Institutions Bond Insurance only as further described in the underlying Primary Policy issued by AISLIC.
The Assured	FIDELITY RETIREMENT SERVICES COMPANY OF CANADA LIMITED
Principal Address	486 Bay Street Suite 200 Toronto Ontario M5G 2N7 Canada
Interest	Financial Institutions Bond only (Section III of Primary Wording)
Policy Period	From: 1 July 2007 To: 1 July 2008 Both days at 12.01 a.m. local standard time at the principal address of the Assured.
Policy Limits	CAD 25,000,000 any one loss and in the aggregate for the period Excess of: USD 100,000,000 any one loss/claim and in the aggregate for the period Excess of: Original retentions as per AIG Binder No. 599-62-87
Loss to be notified to	Underwriters via Aon Limited, Professional Risks, 8 Devonshire Square, London, EC2M 4PL.
Person(s) nominated to accept Service of Process	Borden Ladner Gervais LLP
Claims Payable	CAD
Conditions	Aon Short Excess Form to follow all other terms and conditions except as specifically amended herein as and to follow the underlying Primary Policy issued by the American International Specialty Lines Insurance Company.
Supplemental Clauses	LSW 3333 – (Re)insurer's Liability Several not Joint U.S. Terrorism Risk Insurance Act of 2002 As Amended New & Renewal Business Endorsement (APR/FI amended version) - LMA5052 (amended) War And Terrorism Exclusion - NMA2918

Policy Number: FB0704541

Premium Payment Warranty - 76 days

Special Cancellation Clause

Claims Notification Clause

Toxic Mould, Asbestos and Lead Exclusion

Service of Suit (U.S.A.)

Interlocking Clause (Funds PI/D&O and Funds Crime)

Choice of Law and Jurisdiction

Any dispute concerning the interpretation of the terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the insured and the insurers to be subject to the laws of the province of Ontario and the Federal Laws of Canada. Each party agrees to submit to the jurisdiction of the province of Ontario and Canada to comply with all requirements necessary to give such court jurisdiction.

Territorial Limits

In respect of claims brought against the Insured and indemnified under this policy, as more fully described herein, the applicable choice of law is Worldwide and the choice of jurisdiction is Worldwide.

Policy Number: FB0704541

A.W.G.S. EXCESS WORDING
(COSTS INCLUSIVE)

ATTACHING to and forming part of Lloyd's Policy No: 823/FB0704541

To indemnify the Assured for

(i) loss or losses sustained by the Assured, or

(ii) claim or claims first made against the Assured,

during the period of insurance hereon up to this Policy's amount of liability (as hereinafter specified) in the aggregate, the excess of the Underlying Policy/ies limits (as hereinafter specified) in the aggregate, the latter amount being the subject of Indemnity Policy/ies (as hereinafter specified) or any Policy/ies issued in substitution or renewal thereof for the same amount effected by the Assured and hereinafter referred to as "the Underlying Policy/ies".

This Policy's amount of liability: USD10,000,000 any one loss/claim and in the aggregate

Underlying Policy/ies limits: USD40,000,000 which is in turn excess of original retentions as per AIG Binder number 599-62-63

1. Liability to pay under this Policy shall not attach unless and until the Underwriters of the Underlying Policy/ies shall have paid or have admitted liability or have been held liable to pay, the full amount of their indemnity inclusive of costs and expenses.

2. It is a condition of this Policy that the Underlying Policy/ies shall be maintained in full effect during the currency of this Policy except for any reduction of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any claim or claims or legal costs and expenses by the Underwriters of the Underlying Policy/ies during the period of this Insurance, the amount of indemnity provided by such Underlying Policy/ies is:-

   (a) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy/ies for the remainder of the period of insurance;

   (b) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

4. In the event of a loss or claim arising to which the Underwriters hereon may be liable to contribute, no costs shall be incurred on their behalf without their consent being first obtained (such consent not to be unreasonably withheld). No settlement of a loss or claim shall be effected by the Assured for such a sum as will involve this Policy without the consent of Underwriters hereon.

5. Any claim(s) made against the Assured or the discovery by the Assured of any loss(es), or any circumstances of which the Assured becomes aware during the subsistence hereof which are likely to give rise to such a claim or loss, shall, if it appears likely that such claim(s) or loss(es) plus costs and expenses incurred in the defence or settlement of such claim(s) or loss(es) may exceed the indemnity available under the Policy/ies of the Primary and Underlying Excess Insurers, be notified immediately by the Assured in writing to the Underwriters hereon.

6. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Assured and the Underwriters provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Assured's ultimate net loss has been finally ascertained.

7. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Policy of the Primary Insurers. No amendment to the Policy of the Primary Insurers during the period of this Policy in respect of which the Primary Insurers require an additional premium or a deductible shall be effective in extending the scope of this Policy until agreed in writing by the Underwriters.

8. If the Assured shall prefer any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claims hereunder shall be forfeited.

Policy Number: FB0704541

The following clause(s) attach to and form part of the Policy:

LMA3333

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

Policy Number: FB0704541

U.S. TERRORISM RISK INSURANCE ACT OF 2002, AS AMENDED IN FORCE BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the U.S. Terrorism Risk Insurance Act of 2002 ("TRIA"), as amended by the U.S. Terrorism Risk Insurance Extension Act of 2005 ("TRIEA"), and as summarised in the Policyholder Disclosure Notice of Terrorism Insurance Coverage LMA9004.

In consideration of an additional premium of USD 888.25 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism", as defined in TRIA, as amended by TRIEA.

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this policy directly resulting from an "act of terrorism", as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2007, the date on which the TRIA Program, as amended by TRIEA, is scheduled to terminate or the expiry date of the policy, whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism". The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this insurance is subject. All other terms, conditions, insured coverage and exclusions of this insurance, including applicable limits and deductibles, remain unchanged and apply in full force and effect to the coverage provided by this insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA, as amended by TRIEA (including subsequent action of Congress pursuant to TRIA, as amended by TRIEA) due to the application of any clause which results in a cap on the Underwriter'(s)' liability for payments for terrorism losses.

LMA5052
22/12/05

Policy Number: **FB0704541**

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Insurers allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

PREMIUM PAYMENT WARRANTY
(amended to 76 days)

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 76 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW 585

207CR

Policy Number: **FB0704541**

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

(a) ceases underwriting (wholly) or formally announces its intention to do so; or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn; or

the Assured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk, subject to full release of liability from the Assured.

All other terms, conditions and limitations remain unaltered.

CLAIMS NOTIFICATION CLAUSE

All claims and/or circumstances notified to the underlying AISLIC policy are to be simultaneously notified to the Leading Underwriter hereon.

Policy Number: FB0704541

TOXIC MOULD, ASBESTOS AND LEAD EXCLUSION

It is understood and agreed that in respect of Professional Liability this Policy does not apply:

1. to Loss incurred in connection with any claim directly or indirectly arising out of, resulting from or in any way related to Fungi, whether or not there is another cause of loss which may have contributed concurrently or in any sequence to such loss; provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

   FUNGI AS UTILISED HEREIN SHALL MEAN ANY FUNGUS OR MYCOTA OR ANY BYPRODUCT OR TYPE OF INFESTATION PRODUCED BY SUCH FUNGUS OR MYCOTA, INCLUDING BUT NOT LIMITED TO, MOULD, MILDEW, MYCOTINS, SPORES, OR ANY BIOGENIC AEROSOLS.

2. to loss incurred in connection with any claim directly or indirectly arising out of, resulting as a consequence of, or related to the manufacture, mining, processing, distribution, testing, remediation, removal, storage, disposal, sale, use of, or exposure to asbestos or materials or products containing asbestos, whether or not there is another cause of Loss which may have contributed concurrently or in any sequence to such Loss, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

3. to loss incurred in connection with any claim based upon, arising from, or in any way attributable to lead or lead contained products, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

All other terms and conditions remain unaltered.

Policy Number: **FB0704541**

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above referred to Service of Process Nominee is authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured), to give a written undertaking to the Insured (or Reinsured), that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured), or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

24/4/86
269EA/NMA1998

It is agreed that this insurance is governed by the laws of the State of Massachusetts.

All other terms and conditions remain unchanged.

Policy Number: **FB0704541**

INTERLOCKING CLAUSE

It is understood and agreed that this Policy No. FB0704541 and FB0704537 are subject to a combined aggregate limit of Underwriters' liability of USD10,000,000, and that erosion or exhaustion of the aggregate limit of liability applicable to either of said policies by reason of the payment of claims shall serve to erode or exhaust, as applicable, the aggregate limit of liability applicable to the other policy.

All other terms, conditions and limitations remain unaltered.

Policy Number: FB0704541

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE 62037 26/09/07 **BROKER NUMBER** 0823

BUREAU REFERENCE 62038 26/09/07 **BROKER NUMBER** 0823

PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
40.00	2007	HI19507TC27V
60.00	4000	00798J07AE

TOTAL LINE	No. OF SYNDICATES
100.00	2

THE LIST OF UNDERWRITING MEMBERS OF LLOYDS IS IN RESPECT OF 2007 YEAR OF ACCOUNT

PAGE 30/41 * RCVD AT 12/11/2007 9:02:05 AM [Eastern Standard Time] * SVR:FAXBOSFM01WIN/3 * DNIS:3852408 * CSID: * DURATION (mm-ss):09-36

Endurance

Endurance Specialty Insurance Ltd.
(Hereinafter referred to as the "Insurer")
Wellesley House, 90 Pitts Bay Road, Pembroke HM 08, Bermuda
Telephone: 441-278-0400
Facsimile: 441-296-1474
For Claim Matters Only: Facsimile: ECLAIMS@ENDURANCE.BM

BERMUDA FOLLOW FORM
EXCESS LIABILITY INSURANCE POLICY

NOTICE: PLEASE READ CAREFULLY

The Policy shall follow all the terms and conditions of the Followed Form except as stated, herein. Terms defined in the Followed Form are used herein with the meaning assigned to them in the Followed Form unless otherwise indicated.

DECLARATIONS **POLICY NO.:** P006738002
Renewal of: P006738001

ITEM 1. NAMED INSURED: All Fidelity Funds (as defined in the Followed Form)
ADDRESS: 82 Devonshire Street
Boston, MA 02109, USA

ITEM 2. POLICY PERIOD:

From: July 1, 2007 To: July 1, 2008
(12:01 A.M. at the address stated in Item 1.)

ITEM 3. LIMIT OF LIABILITY: US$ 15,000,000 Aggregate
(Including Defense Costs)

EXCESS OF TOTAL UNDERLYING LIMITS OF: US$ 50,000,000 Aggregate

ITEM 4. FOLLOWED FORM:

Issued By:	National Union Fire Insurance Company of Pittsburgh, PA	
Policy No.:	599-65-16	
Policy Period:	From: July 1, 2007	To: July 1, 2008

(12:01 A.M. standard time at the address stated in Item 1.)

Limits of Liability:	US$ 25,000,000
Coverage:	Mutual Fund Concentric Bond

Date of Issuance - September 24, 2007
ESB. PL-XS-02 Declaration
Ed. (3/07)

Endurance

Endurance Specialty Insurance Ltd.
(Hereinafter referred to as the "Insurer")
Wellesley House, 90 Pitts Bay Road, Pembroke HM 08, Bermuda
Telephone: 441-278-0400
Facsimile: 441-296-1474
For Claim Matters Only: Facsimile: ECLAIMS@ENDURANCE.BM

BERMUDA FOLLOW FORM
EXCESS LIABILITY INSURANCE POLICY

NOTICE: PLEASE READ CAREFULLY

DECLARATIONS (Continued) **POLICY NO.:** P006738002

ITEM 5. PENDING & PRIOR LITIGATION DATE: N/A

This policy is intended to follow the Pending & Prior Litigation Exclusion of the Followed Form, subject to the date indicated in Item 5 of the Declarations

ITEM 6. PREMIUM: [redacted]
COMMISSION: [redacted]

ITEM 7. A. DISCOVERY PERIOD PREMIUM: 150% of Premium indicated in Item 6
B. DISCOVERY PERIOD: 1 Year

ITEM 8. ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

ENDURANCE SPECIALTY INSURANCE LTD
ATTN: CLAIMS DEPARTMENT
THE WELLESLEY HOUSE, 90 PITTS BAY ROAD
PEMBROKE HM08, BERMUDA
ECLAIMS@ENDURANCE.BM OR FACSIMILE: 441-296-5151

ITEM 9. ENDORSEMENTS AT ISSUANCE: 2

ITEM 10. REPRESENTATIVE OF THE INSURED: Aon (Bermuda) Ltd
Cumberland House
One Victoria Street
Hamilton, Bermuda

The insurer hereby causes this Policy to be signed on the Declarations page by a duly authorized representative of the Insurer.

Authorized Representative

Date of Issuance - September 24, 2007

ESK PL-XS-02 Declarations
Ed (3/07)

Endurance

Endurance Specialty Insurance Ltd.
(Hereinafter referred to as the "Insurer")
The Wellesley House, 90 Pitts Bay Road, Pembroke HM08, Bermuda
Telephone: 441-278-0400 Facsimile: 441-296-1474
For Claims Matters Only: ECLAIMS@ENDURANCE.BM

BERMUDA FOLLOW FORM
EXCESS LIABILITY INSURANCE POLICY

In consideration of premium paid and subject to the Declarations and endorsements made a part hereof and the terms, conditions and limitations set forth herein and therein, ENDURANCE SPECIALTY INSURANCE LTD (herein referred to as the "Insurer") agrees as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured as defined in the Followed Form (also referred to herein as the "Insured") for loss by reason of exhaustion by payments of all underlying limits of all underlying policies as are on file with the Insurer (henceforth "Underlying Policies"), by the underlying insurers issuing such Underlying Policies or the Insureds, subject to:

A the terms and conditions of the Followed Form as in effect the first day of the Policy Period;

B the Limit of Liability as stated in Item 3 of the Declarations; and

C the terms and conditions of, and the endorsements attached to, this policy

Notwithstanding the above, this policy shall not provide coverage broader than that provided by all Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to by the Insurer herein or in a written endorsement attached hereto

II. TERMS AND CONDITIONS

A PUNITIVE DAMAGES COVERAGE

This policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Form; provided, however, if the Followed Form coverage for punitive damages is solely contingent on the insurability of such damages under applicable law then this policy shall provide coverage for punitive damages.

B LOSS PROVISIONS

1 This policy shall follow the notice of claim provisions of the Followed Form, except as stated otherwise herein

2 Notice hereunder shall be given to the Insurer at the address indicated in Item 8 of the Declarations.

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power and shall do nothing that may prejudice the Insurer's position or potential rights of recovery

4. The Insurer shall maintain full and complete claims control as respects its portion of any claims or losses arising under the policy. The Insurer shall investigate, adjust, and settle its portion of such claims or losses. Only those settlements, stipulated judgments and defense costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as loss under the terms of this policy.

C. REPRESENTATIONS AND WARRANTY STATEMENTS

It is a condition precedent to the Insurer's obligations under this policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this policy and any Underlying Policy, shall be deemed attached to and made a part of this policy.

D. FOLLOWING FORM

1. This policy, except as stated herein, is subject to all terms, conditions, agreements and limitations of the Followed Form in all respects as if in effect on the date hereof. The Named Insured shall furnish to the Insurer copies of all proposed rewrites or changes by endorsement or otherwise to the Followed Form as soon as reasonably practicable. The Named Insured agrees that should any change to the Followed Form be made by rewrite, endorsement or otherwise, this policy shall not be changed without the written consent of the Insurer, which consent shall be at the sole discretion of the Insurer. Any subsequent issuance of an endorsement reflecting such change shall also be at the sole discretion of the Insurer. It is further agreed, should any change of this policy be approved, then the premium hereon may be adjusted accordingly.

2. In the event of the depletion of the limits of liability from any of the Underlying Policies, solely as a result of payment of losses thereunder by either the underlying insurer issuing such underlying policy or the Insureds, this policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under any such Underlying Policy. In the event of the exhaustion of all the limits of liability of all Underlying Policies, solely as a result of payment of losses thereunder by the underlying insurers issuing such Underlying Policies or the Insureds, the remaining limits available under this policy shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this policy, continue for subsequent losses as primary insurance and any retention specified in any of such Underlying Policies shall be imposed under this policy.

3. The Insurer's obligations under this policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make any payment by reason of the receivership, insolvency, or inability or refusal to pay of any underlying insurer, the cancellation of any of the Underlying Policies or the existence of any state amendatory endorsement, any service of suit, clause or endorsement, or a sub-limit of liability in any of the Underlying Policies. In the event of the receivership, insolvency, or inability or refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies, the Insured may pay any losses otherwise payable under such Underlying Policy and such payments by the Insured shall be deemed to apply toward exhaustion of the limits of liability of such Underlying Policy for purposes of coverage under this policy. In the event a state amendatory endorsement or a sub-limit of liability exists in any of the Underlying Policies, any payments of loss that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of such Underlying Policy for purposes of coverage under this policy.

E. CANCELLATION CLAUSE

This policy shall follow the cancellation terms of the Followed Form.

F. DISCOVERY PERIOD

Subject to the Discovery Period Premium and Discovery Period indicated in Item 7 of the Declarations, the Insured shall be entitled to a Discovery Period pursuant to the terms and conditions of the Followed Form. The Discovery Period shall not be available unless the Insured has elected the Discovery Period in all Underlying Policies and has provided proof thereof to the Insurer. The Limit of Liability or remaining part thereof for the Discovery Period shall be part of, and not in addition to, the Limit of Liability for the Policy Period. The Discovery Period is not cancelable. The additional premium for the Discovery Period shall be fully earned at inception of the Discovery Period.

G. ARBITRATION

Any and all disputes arising under or relating to this policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined in Hamilton, Bermuda under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by a Board composed of three arbitrators to be selected for each controversy as follows:

Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within ten (10) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within ten (10) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of ten (10) calendar days, apply to the Supreme Court of Bermuda for the appointment of the second arbitrator and in such a case the arbitrator appointed by the Supreme Court of Bermuda shall be deemed to have been nominated by the party who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within ten (10) calendar days after the appointment of the second arbitrator choose a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed.

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing.

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto. In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board.

Each party shall bear the expense of its own arbitrator. The remaining cost of the arbitration shall be borne equally by the parties to such arbitration.

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of Bermuda: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda and judgment may be entered pursuant to the terms of the award by leave from the Supreme Court of Bermuda.

No person or organization shall have any right under this policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives. The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits). The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

H CHOICE OF LAW

This policy shall be construed and enforced in accordance with the internal laws of The State of New York (with the exception of the procedural law required by paragraph G above, which shall be construed and enforced in accordance with the laws of Bermuda), except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this policy are to be construed in an evenhanded fashion between the Insured and the Insurer.

IN WITNESS WHEREOF, the Company has caused this policy to be signed by its Chairman, Chief Executive Officer and President.

KENNETH J. LESTRANGE
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT

Endorsement No: 1
This endorsement, effective: July 1, 2007
(at 12:01 A.M. prevailing time at the address of the Named Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: P006738002
Issued to: All Fidelity Funds (as defined in the Followed Form)
by: Endurance Specialty Insurance Ltd.

MANUSCRIPT TIE IN OF LIMITS ENDORSEMENT

It is agreed that it is expressly acknowledged by the Named Insured that the premium for this policy has been negotiated with the understanding that this policy and the Excess netAdvantage Policy (the "Other Policy") issued by Endurance Specialty Insurance Ltd. Would share a single Limit of Liability. Therefore, in consideration of the premium charged, it is understood and agreed that:

1. The Insurer's maximum Limit of Liability for all Loss account of all claims under this policy, and for all Loss on account of all claims under the Other Policy, in the aggregate will not exceed the Maximum Policy Limit shown on page two of this endorsement.

2. Any payment of Loss under the Other Policy will reduce the maximum aggregate Limit of Liability for all Loss on account of all claims for this policy.

3. The Insurer will have no obligation under this policy to make any payment of Loss to the extent that the amount of such Loss, when added to the amount or amounts of any Loss previously paid under this policy and any Loss previously paid under the Other Policy, would exceed the Maximum Policy Limit shown on page two of this endorsement. If the Insurer shall have paid Loss under this policy and Loss (as such term is defined in the Followed Form) under the Other Policy in an aggregate amount equaling the Maximum Policy Limit, any and all obligations of the Insurer under this policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this policy.

4. Nothing in this endorsement is intended, nor shall be construed, to obligate or require the Insurer to pay Loss under this policy in excess of the Limit of Liability set forth under Item 3 of the Declarations of this policy.

Endorsement No: 1
This endorsement, effective: July 1, 2007
(at 12:01 A.M. prevailing time at the address of the **Named Insured** as shown in Item 1 of the Declarations)
forms a part of Policy No: P006738002
Issued to: All Fidelity Funds (as defined in the Followed Form)
by: Endurance Specialty Insurance Ltd.

MANUSCRIPT TIE IN OF LIMITS ENDORSEMENT, (Continued)

5. In the event that any term, condition or limitation of this endorsement conflicts with any term condition or limitation of this policy, the term, condition or limitation of this endorsement shall govern.

Other Policy No.: P001216005
Other Policy issued to: FMR Corp.
Maximum Policy Limit: US$15,000,000

All other terms and conditions of this policy remain unchanged.

Authorized Representative

Date of Issuance - September 24, 2007
manuscript 1000 - fmr corp concentric tie in of limits doc

Endorsement No: 2
This endorsement, effective: July 1, 2007
(at 12:01 A.M. prevailing time at the address of the Named Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: P006738002
Issued to: All Fidelity Funds (as defined in the Followed Form)
by: Endurance Specialty Insurance Ltd.

MANUSCRIPT TIE IN OF LIMITS ENDORSEMENT

It is agreed that it is expressly acknowledged by the Named Insured that the premium for this policy has been negotiated with the understanding that this policy and the Excess All Fidelity Funds Policy (the "Other Policy") issued by Endurance Specialty Insurance Ltd. Would share a single Limit of Liability. Therefore, in consideration of the premium charged, it is understood and agreed that:

1. The Insurer's maximum Limit of Liability for all Loss account of all claims under this policy, and for all Loss on account of all claims under the Other Policy, in the aggregate will not exceed the Maximum Policy Limit shown on page two of this endorsement.

2. Any payment of Loss under the Other Policy will reduce the maximum aggregate Limit of Liability for all Loss on account of all claims for this policy.

3. The Insurer will have no obligation under this policy to make any payment of Loss to the extent that the amount of such Loss, when added to the amount or amounts of any Loss previously paid under this policy and any Loss previously paid under the Other Policy, would exceed the Maximum Policy Limit shown on page two of this endorsement. If the Insurer shall have paid Loss under this policy and Loss (as such term is defined in the Followed Form) under the Other Policy in an aggregate amount equaling the Maximum Policy Limit, any and all obligations of the Insurer under this policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this policy.

4. Nothing in this endorsement is intended, nor shall be construed, to obligate or require the Insurer to pay Loss under this policy in excess of the Limit of Liability set forth under Item 3 of the Declarations of this policy.

Date of Issuance - September 24, 2007
manuscript 98 - lmr all fid funds tie in of limits doc

Endorsement No: 2
This endorsement, effective: July 1, 2007
(at 12:01 A.M. prevailing time at the address of the **Named Insured** as shown in Item 1 of the Declarations)
forms a part of Policy No: P006738002
Issued to: All Fidelity Funds (as defined in the Followed Form)
by: Endurance Specialty Insurance Ltd.

MANUSCRIPT TIE IN OF LIMITS ENDORSEMENT, (Continued)

5. In the event that any term, condition or limitation of this endorsement conflicts with any term condition or limitation of this policy, the term, condition or limitation of this endorsement shall govern.

Other Policy No.: P001217005
Other Policy issued to: All Fidelity Funds (as defined in the Followed Form)
Maximum Policy Limit: US$15,000,000

All other terms and conditions of this policy remain unchanged.

Authorized Representative

Date of Issuance - September 24, 2007
manuscript 98 - lmr all fid funds tie in of limits doc

NOTICE OF TERRORISM INSURANCE COVERAGE UNDER THE TERRORISM RISK INSURANCE EXTENSION ACT OF 2005 AND NOTICE OF ADDITIONAL PREMIUM

On December 22, 2005 the President of the United States signed into law the Terrorism Risk Insurance Extension Act of 2005 (the "Extension Act") Under the Extension Act, **"insured loss"** resulting from an **"act of terrorism"** will be covered if you pay the additional premium for such coverage within 30 days from the date of this notice. Each of these bolded terms is defined by the Extension Act and those definitions control our grant of coverage under your policy

Scope of Coverage

Only **"insured loss"** as defined by the Extension Act will be covered under your policy. Though the definition excludes professional liability insurance, it explicitly retains directors and officers' liability insurance. Coverage under your policy for losses that do not fall within this definition of "insured loss" is not affected by the Extension Act or by this Notice. Under the Extension Act, if total **"insured losses"** of all property and casualty insurers reach $100 billion during any applicable period, we will not be liable under our policies for our portion of such losses that exceed such amount. The amounts we pay to you under your policy may be reduced as a result. Because of this, we may reserve our rights when we make payments to you for **"insured losses"** and we may require an undertaking from you to return to us any overpayment.

The Extension Act and this Notice only affect the terrorism coverage in your policy. All other terms and conditions of your policy, including applicable limits and deductibles, are not affected and still apply to your coverage under the policy.

Federal Government Share of Compensation

UNDER THE EXTENSION ACT, A PROGRAM TRIGGER HAS BEEN CREATED WHICH FOR ANY CERTIFIED ACT OF TERRORISM OCCURRING AFTER MARCH 31, 2006 PROHIBITS PAYMENT OF FEDERAL COMPENSATION UNLESS THE AGGREGATE INDUSTRY INSURED LOSSES RESULTING FROM THAT ACT OF TERRORISM EXCEEDS $50 MILLION FOR 2006 AND $100 MILLION FOR 2007. IN ADDITION, AN INSURANCE MARKETPLACE AGGREGATE RETENTION AMOUNT HAS BEEN ESTABLISHED WHICH FOR 2006 IS THE LESSER OF $25 BILLION AND THE AGGREGATE AMOUNT, FOR ALL INSURERS, OF INSURED LOSSES DURING 2006 AND FOR 2007 IS THE LESSER OF $27.5 BILLION AND THE AGGREGATE AMOUNT, FOR ALL INSURERS, OF INSURED LOSSES DURING 2007. SUBJECT TO THE PROGRAM TRIGGER AND INSURANCE MARKETPLACE AGGREGATE RETENTION AMOUNT, THE FEDERAL SHARE IS 90% OF THAT PORTION OF THE AMOUNT OF INSURED LOSSES THAT EXCEEDS THE APPLICABLE INSURER DEDUCTIBLE IN 2006 AND 85% OF SUCH AMOUNT IN 2007. THE UNITED STATES GOVERNMENT WILL REIMBURSE US FOR THESE PERCENTAGE AMOUNTS OF OUR INSURED LOSSES IN EXCESS OF APPLICABLE DEDUCTIBLES UNTIL TOTAL INSURED LOSSES OF ALL PARTICIPATING INSURERS REACH $100 BILLION. OUR DEDUCTIBLE IS ESTABLISHED BY THE EXTENSION ACT AND IS BASED ON A PERCENTAGE OF OUR PREMIUMS. FOR 2006, THE DEDUCTIBLE WILL BE 17.5% OF THE APPLICABLE PREMIUMS AND FOR 2007 THE DEDUCTIBLE WILL BE 20% OF THE APPLICABLE PREMIUMS.

Additional Premium

The new terrorism coverage we are providing pursuant to the Extension Act requires an increase in the premium on your policy. Effective immediately, the premium due on your policy will be increased to reflect the additional coverage we are providing to you.

The amount of the additional premium is US $Included

Please remit the total policy premium payment in accordance with the payment instructions for this policy. If total premium is not received in accordance with the payment instructions for this policy, this offer of new terrorism coverage will be considered rejected.

Any coverage afforded under this Notice will expire on the earlier of the (i) expiration date or earlier termination date of the policy, or (ii) December 31, 2007.

- ☑ Premiums received and new terrorism coverage is elected
- ☐ Premiums for TRIA not received and new terrorism coverage is rejected

ESIL Policy No.: P006738002